 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-36625

CyberArk Software Ltd.
(Translation of registrant’s name into English)

CyberArk Software Ltd.
9 Hapsagot St.
Park Ofer 2, POB 3143
Petach-Tikva, 4951041 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 10, 2021, CyberArk Software Ltd. (“CyberArk” or the “Company”) announced, ahead of its scheduled virtual Investor Day, that the Company is affirming its previously issued Business Outlook that was included in the Company’s press release entitled “CyberArk Announces Record Fourth Quarter and Full Year 2020 Results” issued on February 11, 2021.

Business Outlook

Based on information available as of March 10, 2021, CyberArk affirms its previously issued guidance for the first quarter and full year 2021 as indicated below.

First Quarter 2021:
•	Total revenue is expected to be in the range of $106.0 million to $112.0 million.
•	Non-GAAP operating income (loss) is expected to be in the range of an operating loss of $(2.5) million to operating income of $2.5 million.
•	Non-GAAP net income (loss) per share is expected to be in the range of a net loss of $(0.03) per basic and diluted share to net income of $0.07 per diluted share.
o	Assumes 39.2 million weighted average basic and diluted shares and 40.7 million weighted average diluted shares.

Full Year 2021:
•	Total revenue is expected to be in the range of $484.0 million to $496.0 million.
•	Non-GAAP operating income is expected to be in the range of $20.0 million to $30.0 million.
•	Non-GAAP net income per share is expected to be in the range of $0.45 to $0.64 per diluted share.
o	Assumes 40.8 million weighted average diluted shares.

Virtual Investor Day

As previously announced, CyberArk will host a virtual Investor Day on Wednesday, March 10, 2021. CyberArk executives will discuss the Company’s Identity Security platform and subscription transition strategy as well as market dynamics and the Company’s go-to-market approach.

The presentations will be webcast live via the “Investor Relations” section of the Company’s website at www.cyberark.com. The event will begin at 10:00 a.m. EST and will run until approximately 12:45 p.m. EST, including a live question and answer session. The webcast will also be archived on the Investor Relations website. Registration for the event can be accessed via the Investor Relations website.

Cautionary Language Concerning Forward-Looking Statements

This report contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response, on global and regional economies and economic activity and the resulting impact on the demand for the Company’s solutions and on its expected revenue growth rates and costs; the Company’s ability to adjust its operations in response to impacts from the COVID-19 pandemic; difficulties predicting future financial results, including due to impacts from the COVID-19 pandemic; the Company’s plan to begin actively transitioning its business to a recurring revenue model in 2021 and the Company’s ability to complete the transition in the time frame expected; the Company’s ability to meet financial and operating targets during the transition period and after the transition is complete; changes to the drivers of the Company’s growth; the Company’s ability to sell into existing and new industry verticals; the Company’s sales cycles and multiple licensing models may cause results to fluctuate; the Company’s ability to sell into existing customers; potential changes in the Company’s operating and net profit margins and the Company’s revenue growth rate; the Company’s ability to successfully find, complete, fully integrate and achieve the expected benefits of future acquisitions, including the Company’s ability to integrate and achieve the expected benefits of Idaptive; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network systems; the Company’s ability to hire qualified personnel; the Company’s ability to expand its channel partnerships across existing and new geographies; the Company’s ability to further diversify its product deployments and licensing options; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERARK SOFTWARE LTD.

Date: March 10, 2021	By:	/s/ Joshua Siegel
Name: Joshua Siegel
Title: Chief Financial Officer